Exhibit 12

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2002	2001	2000	1999	1998
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$1,197.6	$732.8	$837.4	$742.7	$387.2

Fixed charges included in the determination of net income	304.1	310.6	303.2	296.8	325.5

Total earnings, as defined	$1,501.7	$1,043.4	$1,140.6	$1,039.5	$712.7

Fixed charges, as defined
Interest charges	$310.9	$320.2	$296.9	$289.9	$319.1
Rental interest factor	9.8	10.1	6.3	6.9	6.4

Total fixed charges, as defined	$320.7	$330.3	$303.2	$296.8	$325.5

Ratio of Earnings to Fixed Charges	4.68	3.16	3.76	3.50	2.19